AM
12/9/2003



03051616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JF 12-4-03

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SEC MAIL RECEIVED PROCESSING SECTION NOV 26 2003 WASH, D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.M. KELLY & COMPANY

OFFICIAL USE ONLY
38770
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 WESTOWN PARKWAY, SUITE 202
(No. and Street)

WEST DES MOINES (City) IA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL KELLY 515-221-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450 (Address) DES MOINES (City) IA (State) 50309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP12-11

OATH OR AFFIRMATION

I, DAVID LORBIECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. KELLY & COMPANY, as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title

6-15-04



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.M. KELLY & COMPANY

Statements of Financial Condition
And Independent Auditors' Report
On Internal Control

September 30, 2003 and 2002

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
D.M. Kelly & Company
West Des Moines, Iowa

We have audited the statements of financial condition of D.M. Kelly & Company as of September 30, 2003 and 2002. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of D.M. Kelly & Company as of September 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Roth & Company, P.C.

Des Moines, Iowa
October 24, 2003

D.M. KELLY & COMPANY

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 213	$ 555,691
Receivables:		
Clearing organization	2,268,413	1,346,016
Other	31,836	24,267
Securities owned:		
Marketable, at market value	2,651,754	1,942,143
Not readily marketable, at estimated fair value	2,185,628	2,176,332
Notes receivable	472,675	589,630
Income tax deposits	57,624	27,907
Other assets	40,784	40,784
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization 2003 $181,385 and 2002 $150,642	147,192	133,840
Total	$ 7,856,119	$ 6,836,610
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued salaries and benefits	$ 144,681	$ 129,713
Other accrued liabilities	13,853	9,440
Current income taxes	121,215	-
Deferred income taxes	318,300	350,000
Total liabilities	598,049	489,153
STOCKHOLDERS' EQUITY		
Preferred stock	800,000	800,000
Common stock	725,072	725,072
Retained earnings	5,732,998	4,822,385
Total stockholders' equity	7,258,070	6,347,457
Total	$ 7,856,119	$ 6,836,610

See notes to financial statements.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

D.M. Kelly & Company (the Company) is an Iowa corporation conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the Midwestern region of the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission revenue and related expenses are recorded on the settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in earnings of the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds held in a brokerage account maintained at the Company's clearing broker/dealer.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed by the straight-line method over 5 to 10 years. Amortization of leasehold improvements is based on the term of the lease.

. Income Taxes

Income taxes are provided to recognize the amount of taxes payable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns.

2. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values. These securities as of September 30, 2003 and 2002, are summarized as follows:

	2003	2002
Obligations of U.S. Government	$ 967,195	$ -
State and municipal obligations	813,743	98,284
Corporate stocks	294,495	227,046
Corporate bonds	384,270	1,616,813
Certificates of deposit	192,051	-
Total marketable securities	$2,651,754	$1,942,143

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933. These securities as of September 30, 2003 and 2002, are summarized as follows:

	2003	2002
Membership units in limited liability company	$1,983,740	$1,983,740
Corporate stocks	201,888	192,592
Total not readily marketable securities	$2,185,628	$2,176,332

3. NOTES RECEIVABLE

Notes receivable as of September 30, 2003 and 2002, are summarized as follows:

	2003	2002
Forgivable notes – deferred compensation	$292,617	$419,898
Real estate mortgage	180,058	169,732
Total	$472,675	$589,630

The forgivable notes – deferred compensation were issued in connection with deferred compensation agreements executed with three employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service period. At September 30, 2003, maturity dates of the forgivable notes range from March 2005 to March 2006, and interest rates range from 4.94% to 6.71%. Aggregate annual maturities of the forgivable notes in the years ending September 30 are as follows: 2004, $134,801; 2005, $142,736; and 2006, $15,080.

The real estate mortgage is due from a related party. At September 30, 2003, the note bears interest at 2.55% and requires monthly principal and interest payments of $716 through September 2012.

4. INCOME TAXES

Deferred income tax liabilities (assets) as of September 30, 2003 and 2002 consist of the following components:

	2003	2002
Unrealized gains on securities owned, held for investment	$76,000	$77,000
Distributions received on securities owned	257,000	302,000
Deferred compensation	(20,000)	(20,000)
Other	5,300	(9,000)
Total deferred income tax liabilities	$318,300	$350,000

5. CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock are as follows:

Series preferred stock, authorized 200,000 shares; available for issuance in one or more series of any number of shares provided that the aggregate number of shares outstanding of all such series shall not exceed the authorized 200,000 shares.

1996 Series I Redeemable Cumulative Preferred Stock, non-voting, $5 cumulative annual dividend (additionally, the Company's board of directors may declare a discretionary dividend of $5 to $15 per share annually), $100 par value, redeemable at $100 per share; authorized 50,000 shares; 8,000 shares issued and outstanding at September 30, 2003 and 2002.

Common stock, voting, no par value, authorized 300,000 shares; 1,000 shares issued and outstanding at September 30, 2003 and 2002.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2003, the Company had net capital of $4,167,844, which was $3,917,844 in excess of its required net capital of $250,000. At September 30, 2003, the Company's percentage of aggregate indebtedness to net capital was 14%.

7. COMMITMENTS

The Company has entered into lease and license agreements covering office space, computer hardware and software, and market data services. These agreements expire on various dates through the fiscal year ending September 2006. The various lease and license agreements contain provisions for renewals and clauses for early termination charges. Future minimum lease payments under the office lease for the years ending September 30 are $71,400 annually through 2005, and $35,700 in 2006.

8. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, RBC Dain Correspondent Services. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

9. PENSION AND PROFIT-SHARING PLANS

The Company has a defined contribution money purchase pension plan and a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the pension plan is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by the Company in such amounts as the board of directors may determine.

10. SUBSEQUENT EVENT

In October 2003, the Company sold its investment in membership units of a limited liability company to the Company's stockholder and related parties. The carrying amount of these securities was $1,983,740 as of September 30, 2003. Aggregate sales proceeds totaled $2,028,825, of which $220,378 was received in cash with the remaining comprised of notes receivable due in 34 months.

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.M. Kelly & Company
West Des Moines, Iowa

In planning and performing our audit of the financial statements of D.M. Kelly & Company (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth + Company, P.C.

Des Moines, Iowa
October 24, 2003